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                                                                    Exhibit 99.1


                                                NEWS RELEASE

                                                [AAF-MCQUAY LOGO]

                                                Corporate Office
                                                215 Central Ave.
                                                Louisville, Kentucky  4028  USA



FOR IMMEDIATE RELEASE

             MR. HO NYUK CHOY IS NEW PRESIDENT AND CEO OF AAF-MCQUAY LOUISVILLE, KY. -- (NOVEMBER 4, 1999)-- Mr. Ho Nyuk Choy, Group Managing Director of OYL Industries Berhad ("OYL"), will also assume active leadership and direct management of AAF-McQuay Inc. (the Company) as President and Chief Executive Officer, the Company announced today. He replaces Joseph B. Hunter, who announced his intention to retire by the end of this calendar year. OYL Industries is a major manufacturer of HVAC&R systems and products celebrating its 25th anniversary this year. A wholly owned subsidiary of OYL, AAF-McQuay is a leading manufacturer of air conditioning systems and air filtration products primarily for commercial, industrial, and institutional customers.

Under Mr. Ho's leadership, OYL has grown more than 70% in the last four years, despite Asia's economic difficulties. With a worldwide sales network spanning more than 100 countries, OYL also has manufacturing facilities in 14 countries.

"The most immediate focus for McQuay is to continue to execute the strategy that has recently been developed," said Mr. Ho. "Focus and follow-through are the hallmarks of successful companies."


                                     -more-


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HO NEW PRESIDENT AND CEO...PAGE TWO



Mr. Ho will be relocating to the company's corporate headquarters in Louisville, Kentucky in the month of November.

Mr. Hunter has been the president and chief executive officer of AAF-McQuay since the purchase of the company by OYL Industries Bhd in May 1994. Under his leadership, the company has experienced significant sales growth, developed its worldwide presence through acquisition and joint venture partnerships, and established new operating systems and procedures to better prepare the company to meet its growth targets in a global environment. He will continue to contribute to the company as a member of the Board of Directors.

AAF-McQuay has production facilities in nine countries with sales operations in more than 80 countries. AAF-McQuay is a member of the Hong Leong Group Malaysia, one of Malaysia's leading manufacturers and exporters of commercial and industrial air conditioners, refrigerators, freezers, and electrical components. The Company includes AAF International, McQuay International and J&E Hall.


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MEDIA INQUIRIES, PLEASE CONTACT:
Ben Schlinsog
McQuay International
(612) 553-5320